Filed Pursuant to Rule 433 Registration No. 333-257113

Notes Linked to Raymond James Analysts’ Best Picks® for 2023, due February 7, 2024 Fact Sheet dated January 4, 2023
Key Terms	How Are Raymond James Analysts' Best Picks® for 2023 Determined?
Issuer:	Canadian Imperial Bank of Commerce (“CIBC”)
CUSIPs:	136071GJ0 for notes offered to brokerage accounts; 136071GK7 for notes offered to fee-based accounts.
Term:	Approximately 12 months
Trade Date:	Expected to be January 31, 2023.
Averaging Dates:	Expected to be January 31, 2023, February 1, 2023, February 2, 2023 and February 3, 2023.
Settlement Date:	Expected to be February 6, 2023
Valuation Period:	Expected to be January 29, 2024, January 30, 2024, January 31, 2024 and February 1, 2024.
Coupon Determination Dates:	Expected to be April 28, 2023, July 31, 2023, October 31, 2023, and February 1, 2024.
Coupon Payment Dates:	Expected to be May 3, 2023, August 3, 2023, November 3, 2023, and the Maturity Date.
Maturity Date:	Expected to be February 7, 2024
The Basket of Reference Stocks (Raymond James Analysts’ Best Picks® for 2023):	An equally weighted basket of 19 Reference Stocks as follows: The Allstate Corporation (ALL), APA Corporation (APA), Boston Scientific Corporation (BSX), Clean Harbors, Inc. (CLH), Copa Holdings S.A. (CPA), CubeSmart (CUBE), Encompass Health Corporation (EHC), Equinix, Inc. (EQIX), Fidelity National Information Services, Inc. (FIS), First Republic Bank (FRC), Intercontinental Exchange, Inc. (ICE), Juniper Networks, Inc. (JNPR), Mobileye Global Inc. (MBLY), Dave & Buster's Entertainment, Inc. (PLAY), Planet Fitness, Inc. (PLNT), TD SYNNEX Corporation (SNX), Target Corporation (TGT), WESCO International, Inc. (WCC), and Weyerhaeuser Company (WY).
Coupon Payments:	Quarterly. An amount equal to (a) the sum of the Dividend Amounts for each of the Reference Stocks multiplied by (b) the Participation Rate.
Redemption Amount (per Note):	$1,000 x Basket Level Percentage x Participation Rate
Basket Level Percentage:	The sum of the Weighted Reference Stock Performances. For each Reference Stock, its Weighted Reference Stock Performance equals the product of (a) its Reference Stock Performance and (b) its Reference Stock Weighting of 1/19.
Participation Rate:	97.80% for notes offered to brokerage accounts; 99.05% for notes offered to fee-based accounts. Because the Participation Rate is less than 100%, the Basket Level Percentage must exceed approximately 102.25% (for notes sold to brokerage accounts) or 100.96% (for notes sold to fee-based accounts) in order for you to receive a Redemption Amount that exceeds the principal amount. In addition, because the Participation Rate is less than 100%, any coupon payments you may receive on the notes will be less than the applicable Dividend Amounts.
Principal at Risk:	If the Basket Level Percentage does not equal or exceed 102.25% or 100.96%, as applicable, as indicated above, you will lose some or all of the principal amount of your notes.
Exchange Listing:	No
Underwriting Discount and Fees:	1.25% and 0% of the principal amount as to brokerage accounts and fee-based accounts, respectively. In addition, we will pay Raymond James a license fee of 0.60% of the principal amount in connection with its offering of the notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. This document is not for distribution in isolation and investors should carefully review the preliminary pricing supplement, the underlying supplement, the prospectus supplement and the prospectus, which can be accessed via the link above, before making a decision to invest in the notes. Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement. If the terms described in the preliminary pricing supplement are inconsistent with those described herein, the terms described in the preliminary pricing supplement shall control.

Not a bank deposit and not insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency. Any payment on the notes is subject to the credit risk of CIBC.

Selected Risks

•	Your investment in the notes may result in a loss.
•	The notes may not pay coupon.
•	The notes will not reflect the full performance of the Reference Stocks, which may negatively impact your return.
•	Any increase in the price of one or more Reference Stocks may be offset by decreases in the price of one or more other Reference Stocks.
•	The Initial Price for each Reference Stock will not be known until after the Trade Date of the notes.
•	The inclusion of the Reference Stocks in the Basket does not guarantee a positive return on the notes.
•	Certain business, trading and hedging activities of us, CIBCWM, Raymond James or our respective affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.
•	There are potential conflicts of interest between you and the calculation agent.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.
•	The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.
•	The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.
•	The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.
•	The tax treatment of the notes is uncertain.

Investing in the notes involves significant risks. In addition to the summary of selected risks above, you should carefully consider the risks discussed in “Additional Risk Factors” of the preliminary pricing supplement, and “Risk Factors” of the accompanying underlying supplement, the prospectus supplement and the prospectus. This document is only intended to be read together with the applicable preliminary pricing supplement and related documents, which may be accessed here as to the notes sold to brokerage accounts, and here as to the notes sold to fee-based accounts.

Additional Information

This document is an issuer free writing prospectus. The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's CIK number on the SEC website is 1045520. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you so request by calling CIBC Investor Relations toll-free at 1-800-465-2422.

This document is not intended to provide and should not be relied upon as providing any advice, including accounting, legal or regulatory advice. Investors should consult their own advisers as to these matters. Investors should review carefully the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Investment suitability must be determined individually for each investor. The notes described herein are not a suitable investment for all investors. In particular, no investor should purchase the notes unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the notes prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the notes. None of CIBC, any underwriter, any dealer, or any of their respective affiliates is obligated to purchase the notes from you at any time.